

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2012

<u>Via E-mail</u>
Liu Yan-qing
Chairman, Chief Executive Officer and President
China Sky One Medical, Inc.
No. 2158, North Xiang An Road
Song Bei District
Harbin, People's Republic of China 150028

Dear Mr. Yan-qing:

We have received a PCAOB letter from MSPC notifying the Chief Accountant of the Commission that your auditor/client relationship with them has ended. This letter is to inform you that the company should file the Item 4.01 Form 8-K immediately. The filing was due on the fourth day after the date that your auditor/client relationship with MSPC ended.

Item 304 of Regulation S-K describes the disclosure required by the Item 4.01 Form 8-K. You should give a copy of the Form 8-K to your former auditors as soon as possible so they can file their letter required by Item 304. You are required to give them a copy no later than the date you file the Form 8-K with the Commission. The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

If you have any questions, please call Vanessa Robertson, Staff Accountant, at (202) 551-3649.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief